Exhibit 99.3

CERTIFICATE OF ABRIDGMENT

Section 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:	Ontario Securities Commission
British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Yukon
Superintendent of Securities, Nunavut

RE:	Annual General and Special Meeting of Shareholders of Glass House Brands Inc. (the "Company") to be held on June 21, 2024 (the "Meeting")

In connection with the Meeting, the undersigned, being an officer of the Company, hereby certifies for and on behalf of the Company and not in a personal capacity, that:

(a)	arrangements have been made to have the proxy-related materials for the Meeting delivered in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101");

(b)	the Company has made arrangements to carry out all of the requirements of NI 54-101 in additional to those described in paragraph (a) above; and

(c)	the Company is relying on Section 2.20(c) of NI 54-101 to abridge the time periods prescribed by Sections 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

Dated this 22nd day of May, 2024.

GLASS HOUSE BRANDS INC.

Per:	(signed) "Benjamin Vega"
	Name:	Benjamin Vega
	Title:	General Counsel and Corporate Secretary